[redacted]

SECUR 04015545 IMISSION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

A

amended

SEC FILE NUMBER
8- 16421

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/02 (MM/DD/YY) AND ENDING 09/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: C.J.M. Planning Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

223 Wanaque Avenue
(No. and Street)

Pompton Lakes (City) New Jersey (State) 07442 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jackie Azcurra 973-831-8020
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael W. Holden
(Name – *if individual, state last, first, middle name*)

1070 Route 9, Suite 209, Fishkill, New York 12524
(Address) (City) (State) (Zip Code)

PROCESSED
JUL 30 2004
THOMSON FINANCIAL

PROCESSED
JUL 30 2004
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC MAIL PROCESSING SECTION
RECEIVED
JUL 26 2004
WASH. D.C.
105